BDO USA refers to BDO USA, P.C., a Virginia professional corporation, also doing business in certain jurisdictions with an alternative identifying abbreviation, such as Corp. or P.S.C. BDO USA, P.C. is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms. Williams Mullen Ctr, 200 S 10th St Ste 850 Richmond, VA 23219 Tel: 804-330-3092 Fax: 804-330-7753 www.bdo.com October 13, 2023 Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on October 10, 2023, to be filed by our former client, Cantaloupe, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm. Very truly yours,